UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F
ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Hi-Tech Industries Inc.	March 31, 2003	2003/05/29
ISSUER'S ADDRESS
1096 West 10th Avenue
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6H 1H8	(604) 734-8300	(604) 733-5400
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Roger Rached	President	(604) 733-5400
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@ihiintl.com or info@ihi.ca	www.ihiintl.com or www.ihi.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Owen A. Anderson	Owen A. Anderson	2003/05/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Rene Rached	Rene Rached	2003/05/29

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - see Notice to Reader)

Morgan & Company
Chartered Accountants

NOTICE TO READER

We have compiled the consolidated balance sheet of International Hi-Tech Industries Inc. as at June 30, 2003 and the consolidated statements of operations and deficit, and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C. "Morgan & Company"

August 15, 2003 Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

(Unaudited - see Notice to Reader)
	JUNE 30	DECEMBER 31
	2003	2002
		(Restated -
		see Note 16)
ASSETS

Current
Cash and cash equivalents	$5,653,773	$10,391,716
Restricted cash (Note 3)	164,768	275,463
Accounts receivable	113,391	92,691
Notes receivable and accrued interest (Note 4)	1,641,541	1,874,815
Prepaid expense	304,298	335,711
	7,877,771	12,970,396
Capital Assets (Note 5)	6,545,009	6,825,849
Real Estate (Note 6)	20,799,952	19,928,903
Deferred Project Development Costs	4,642,972	4,638,737

	$39,865,704	$44,363,885

LIABILITIES

Current
Accounts payable and accrued liabilities	$502,996	$435,750
Accrued interest payable	259,026	243,341
Preferred share dividends payable	45,590	68,391
Current portion of loans payable (Note 7)	444,726	442,461
Mortgage payable (Note 8)	-	1,868,000
Current portion of long term debt (Note 9)	1,294,602	1,281,569
	2,546,940	4,339,512
Deferred Revenue	11,671,082	9,830,168
Long Term Debt (Note 9)	1,154,224	1,445,660
Minority Interest	-	1,023,829
	15,372,246	16,639,169
Contingencies (Note 13)

SHAREHOLDERS' EQUITY

Share Capital (Note 10)	55,586,614	55,586,614

Contributed Surplus	305,000	305,000

Deficit	(31,398,156)	(28,166,898)
	24,493,458	27,724,716

	$39,865,704	$44,363,885

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited - see Notice to Reader)
	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2003	2002	2003	2002
		(Restated -		(Restated -
		see Note 16)		See Note 16)
Revenue
Other income	$73,558	$49,785	$158,983	$84,986

Expenses
Audit and accounting	16,815	29,591	47,421	69,218
Capital taxes	-	44,152	-	44,152
Consulting fees	83,026	42,425	153,797	53,038
Depreciation and amortization	350,409	418,874	697,777	769,849
Directors' and officers' fees	42,083	46,035	78,083	67,646
Finders', loan guarantee and commitment fees	-	-	156,085	28,439
General expense	88,214	76,458	152,121	134,039
Legal	83,875	124,629	117,010	177,571
Insurance	26,134	8,722	39,971	17,125
Interest and foreign exchange	376,062	187,989	810,465	446,235
Investor relations	6,069	4,620	12,902	4,620
Product representation costs	40,153	42,971	81,926	86,749
Telephone, fax and cellular	7,401	14,031	12,531	16,577
Office rent	19,500	21,900	39,000	41,400
Promotion and presentation	1,328	-	6,998	1,200
Property taxes	570	2,426	9,549	4,852
Repairs and maintenance	14,872	11,701	33,219	20,093
Travel and business promotion	68,715	40,765	154,489	86,640
Transfer agent and filing fees	23,136	24,176	28,579	26,845
Wages and benefits	140,696	81,925	254,534	180,035
	1,389,058	1,223,390	2,886,457	2,276,323

Income (Loss) Before The Following	(1,315,500)	(1,173,605)	(2,727,474)	(2,191,337)

Minority Interest In (Income) Loss Of Subsidiary	(399,420)	73,625	(393,619)	122,999

Net Income (Loss) For The Period	(1,714,920)	(1,099,980)	(3,121,093)	(2,068,338)

Deficit, Beginning Of Period	(29,637,646)	(26,622,637)	(28,166,898)	(25,486,945)
	(31,352,566)	(27,722,617)	(31,287,991)	(27,555,283)
Preferred Share Dividends	(45,590)	(100,046)	(110,165)	(267,380)

Deficit, End Of Period	$(31,398,156)	$(27,822,663)	$(31,398,156)	$(27,822,663)

Net Income (Loss) Per Share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited - see Notice to Reader)
	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2003	2002	2003	2002
		(Restated -		(Restated -
		See Note 16)		see Note 16)
Cash Flows From Operating Activities
Loss for the period	$(1,714,920)	$(1,099,980)	$(3,121,093)	$(2,068,338)
Adjustments for:
Depreciation and amortization	350,409	418,874	697,777	769,849
Minority income in income (loss) of subsidiary	399,420	(73,625)	393,619	(122,999)
	(965,091)	(754,731)	(2,029,697)	(1,421,488)
Changes in non-cash working capital items:
(Increase) in restricted cash	-	-	-	200,000
(Increase) Decrease in receivables	(42,746)	(21,846)	(20,700)	(19,405)
(Increase) Decrease in notes receivable and accrued interest	124,549	71,692	233,274	41,220
(Increase) Decrease in prepaids	(14,017)	(75,525)	31,413	(7,889)
Increase (Decrease) in accounts payable and accrued liabilities	80,526	246,211	67,246	366,903
Increase (Decrease) in accrued interest payable	(10,029)	62,448	15,685	140,897
Increase (Decrease) in preferred share dividend payable	(18,985)	(83,439)	(22,801)	(87,063)
Increase (Decrease) in deferred revenue	-	-	1,840,914	-
	119,298	199,541	2,145,031	634,663
Cash Flows From Operating Activities	(845,793)	(555,190)	115,334	(786,825)

Cash Flows From Financing Activities
Dividends paid	(45,590)	(100,046)	(110,165)	(267,380)
Minority interest	(399,420)	-	(1,417,448)	-
Increase (Decrease) in share subscriptions	-	2,169,960	-	2,169,960
Increase (Decrease) in loans payable	20,000	(425,000)	2,265	410,953
Increase (Decrease) in mortgage payable	-	-	(1,868,000)	-
Increase (Decrease) in long term debt	(128,320)	(149,841)	(278,403)	(335,260)
Cash Flows From Financing Activities	(553,330)	1,495,073	(3,671,751)	1,978,273

Cash Flows From Investing Activities
Capital assets	(214,858)	(936,049)	(416,937)	(1,327,355)
Real estate	(509,002)	(360,767)	(871,049)	(640,101)
Project development costs	(2,246)	(5,000)	(4,235)	(5,321)
Cash Flows From Investing Activities	(726,106)	(1,301,816)	(1,292,221)	(1,972,777)

Net Increase (Decrease) In Cash And Cash Equivalents	(2,125,229)	(361,933)	(4,848,638)	(781,329)

Cash And Cash Equivalents, Beginning Of Period	7,943,770	1,857,871	10,667,179	2,277,267

Cash And Cash Equivalents, End Of Period	$5,818,541	$1,495,938	$5,818,541	$1,495,938

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)
	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2003	2002	2003	2002
		(Restated -		(Restated -
		see Note 16)		see Note 16)
Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$2,243,667	$1,125,782	$2,243,667	$1,125,782
Restricted cash	164,768	136,782	164,768	136,782
Short term investments	3,410,106	233,374	3,410,106	233,374

	$5,818,541	$1,495,938	$5,818,541	$1,495,938

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended June 30, 2002, the Company issued 1,751,750 common shares on the conversion of 2,275,000 Series 2 Class A preferred shares.

During the period ended June 30, 2003, the Company issued 237,160 common shares on the conversion of 308,000 Series 3 Class B preferred shares.

During the period ended June 30, 2003, the Company issued 1,002,628 common shares on the conversion of 1,302,114 Series 3 Class B preferred shares.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of International Hi-Tech Industries Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (51% owned) and IHI Construction Ltd. (100% owned).

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

c) Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

d) Project Development Costs

The Company is deferring all architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Depreciation and Amortization of Capital Assets

Automotive	30% declining balance method
Office furniture and equipment	20% declining balance method
Computer equipment	30% declining balance method
Other machinery and equipment	20% declining balance method
Patent application costs	on a straight line basis over ten years once a patent is secured
License rights	on a straight line basis over ten years
Paving	8% declining balance method

f) Non-Monetary Transactions

Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

g) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 9(d)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of its joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company includes its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

j) Revenue Recognition

Non-refundable fees and deposits generated by the Company pursuant to memorandums of understanding entered into with potential joint venture partners are recorded as deferred revenue until all conditions precedent in the memorandum of understanding have been fulfilled. Non-refundable fees and deposits relating to memorandum of understanding which have been cancelled by the Company are recorded as revenue in the period that the notice of cancellation is issued. The terms of the memorandum of understanding vary from region to region, however, for a joint venture to proceed, the following conditions must be met:

i) the potential joint venture partner must complete a satisfactory joint venture business plan;

ii) completion of satisfactory due diligence by the Company;

iii) payment of all non-refundable fees and deposits required under the terms of the memorandum of understanding for which the Company has no further obligation whatsoever. The Company is not required to use the funds received for any particular purpose as the payments represent a good faith indicator by the potential joint venture partner;

iv) obtaining all necessary building approval as well as all government regulatory approvals;

v) creation, approval and execution by the respective companies of the formal joint venture documentation which obligates the Company's joint venture partner to contribute up to US$14,500,000 for a 49% interest in the joint venture.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Foreign Currency Translation

Effective January 1, 2002, the Company adopted amended CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long term monetary items with a fixed or ascertainable life. All exchange gains and losses on long term monetary items are now included in income.

Transactions recorded in foreign currencies have been translated into Canadian dollars using the Temporal Method as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti-dilutive.

Effective January 1, 2002, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. This has not impacted the financial statements.

3. RESTRICTED CASH

As a condition of the Series 3 Preferred Share Offering, the Company agreed to deposit with its trust company sufficient funds from the subscription proceeds to fund the dividends payable for a two year period.

4. NOTES RECEIVABLE

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are secured by issuer's license rights to the Company's building technology.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

5. CAPITAL ASSETS

	JUNE 30	DECEMBER 31
	2003	2002

Automotive	$148,226	$143,226
Office furniture and equipment	314,188	296,056
Computer equipment	165,953	149,181
Other machinery and equipment	7,846,457	7,584,265
Patent application costs	2,533,656	2,432,430
License rights	200,000	200,000
Paving	47,123	33,508
	11,255,603	10,838,666
Accumulated depreciation and amortization	4,710,594	4,012,817

	$6,545,009	$6,825,849

Capital assets include other machinery and equipment acquired under capital lease with an original cost of $2,667,416 (December 31, 2002 - $2,667,416). Accumulated amortization provided on this other machinery and equipment totalled $1,383,069 (December 31, 2002 - $1,156,419).

6. REAL ESTATE

	JUNE 30	DECEMBER 31
	2003	2002

Speen Road properties, Surrey
Land and building	$836,980	$836,980

Hopcott Road property, Delta
Land	1,356,527	1,356,527
Site preparation	1,404,553	1,404,553
Construction and design costs	15,015,472	14,786,256
Construction financing	857,206	857,206
Construction permits	135,810	135,810

Other properties
Land	1,193,404	551,571

	$20,799,952	$19,928,903

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

7. LOANS PAYABLE

	JUNE 30	DECEMBER 31
	2003	2002

Repayable on January 2, 2003 with interest at 20% per annum	$361,226	$354,961
Repayable on demand at various interest rates	83,500	87,500
	444,726	442,461
Less: Current portion	444,726	442,461

	$-	$-

The $424,726 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is secured by a general security agreement.

8. MORTGAGE PAYABLE

	JUNE 30	DECEMBER 31
	2003	2002

The Company has arranged a conventional first mortgage financing secured by the land and improvements located at Hopcott Road in Delta, British Columbia. Advances under the mortgage bear interest at the rate of prime plus 5%, which is payable monthly. The mortgage is due on March 1, 2003.	$-	$1,868,000

9. LONG TERM DEBT

Obligations Under Capital Lease

	JUNE 30	DECEMBER 31
	2003	2002

MTC Leasing Inc.
Repayable $4,399 per month including interest at 19.886%, due October 1, 2004	$55,285	$73,352

MTC Leasing Inc.
Repayable $1,102 per month including interest at 9.533%, due February 1, 2005	18,977	24,109

WS Leasing Ltd.
Repayable $1,790 per month including interest at 18.470%, due October 1, 2005	39,945	45,383

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

9. LONG TERM DEBT (Continued)

	JUNE 30	DECEMBER 31
	2003	2002

Other
Various smaller lease obligations with a total monthly obligation, including interest, of $5,794 (2002 - $5,658)	$69,205	$92,844
	183,412	235,688

Other Long Term Obligations

CIBC Mortgage Corporation
Repayable $1,815 per month including interest at 7.6% per annum, due February 1, 2003, secured by Speen Road real estate	193,613	197,158

CIBC Mortgages Inc.
Advances under this mortgage bear interest at the rate of prime minus 0.5% per annum, payable monthly. The balance is due on July 1, 2005	563,370	575,969

Cove Mortgage Corporation
Interest only at a rate of 14.0% per annum, due February 1, 2004, secured by Speen Road real estate	300,000	300,000

CIBC Equipment Finance Limited
Repayable $9,950 per month including interest, due July 1, 2004	128,266	187,309

GE Capital Canada Inc.
Repayable $47,968 per month including interest at 12% per annum, due December 15, 2003	796,978	751,158

T&H Lemont
Repayable US$10,006 per month plus interest at prime plus 2%, due January 15, 2003	-	15,786

T&H Lemont
Repayable US$14,010 per month plus interest at prime plus 2%, due September 1, 2004	283,187	464,161
	2,265,414	2,491,541
	2,448,826	2,727,229
Less: Current portion	1,294,602	1,281,569

	$1,154,224	$1,445,660

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

9. LONG TERM DEBT (Continued)

The repayment requirements on the long term debt are as follows:

		OTHER
	CAPITAL	LONG TERM
	LEASES	DEBT

2003	$913,523	$381,079
2004	$54,423	$104,675
2005	$12,445	$41,258
2006	$-	$44,294
2007	$-	$47,552

10. SHARE CAPITAL

a) Authorized

An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 50,000,000 have been designated Series 1, 5,000,000 have been designated Series 2, and 5,000,000 have been designated Series 3.

b) Issued and Outstanding

	NUMBER OF SHARES	CONSIDERATION

Common Shares
Balance, December 31, 2001	65,009,121	$36,328,211

Issue of common shares	34,500,000	13,726,700
Issue of common shares on conversion of Series 2 preferred shares	3,022,250	3,491,700

Balance, December 31, 2002	102,531,371	53,546,611

Issue of common shares on conversion of Series 3 preferred shares	1,239,788	1,451,603

Balance, June 30, 2003	103,771,159	$54,998,214

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

10. SHARE CAPITAL (Continued)

b) Issued and Outstanding (Continued)

	NUMBER OF SHARES	CONSIDERATION

Preferred Shares - Series 2
Balance, December 31, 2001	3,925,000	$3,491,700

Converted to common shares	(3,925,000)	(3,491,700)

Balance, December 31, 2002	-	$-

Preferred Shares - Series 3
Balance, December 31, 2002 and 2001	2,261,114	$2,040,003

Converted to common shares	(1,610,114)	(1,451,603)

Balance, June 30, 2003	651,000	$588,400

Total Share Capital		$55,586,614

The Series 3 Preferred Shares are convertible at the rate of 0.77 of a common share for each Preferred Share. The preferred shares are convertible for a period of two years at the option of the holder. The preferred shares are also convertible at the option of the Company if the closing price of the common shares on the TSX Venture Exchange averages at least $2.50 per Preferred Share. On the second anniversary date of the issuance of the Preferred Shares, the Preferred Shares will be automatically converted into common shares.

Dividends on Series 3 Preferred Shares are cumulative and will accrue at an annual rate equal to 12%. Dividends will be payable in quarterly instalments on each dividend date, subject to legal limits under Canadian law.

  Escrow Shares

Of the Company's issued and outstanding shares, 18,432,214 are held in escrow to be released on the basis of 1,084,248 shares every six months commencing August 21, 2002, increasing to 2,168,496 every six months commencing February 21, 2004.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

10. SHARE CAPITAL (Continued)

d) As at June 30, 2003, the Company had the following outstanding directors' and employees' stock options:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

2,600,000	$0.88	October 6, 2003

e) As at June 30, 2003, the Company had outstanding non-transferable share purchase warrants for the purchase of additional shares as follows:

NUMBER	EXERCISE PRICE		EXPIRY DATE
OF SHARES	YEAR 1	YEAR 2	YEAR 1	YEAR 2

1,000,000		$0.89		August 17, 2003
1,550,000		$1.30		August 17, 2003
325,500		$1.30		September 8, 2003
6,000,000	$0.28	$0.28	August 16, 2003	August 16, 2004
5,000,000	$0.40	$0.40	August 12, 2003	August 12, 2004
10,000,000	$0.68	$0.68	October 21, 2003	October 21, 2004
2,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
5,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
1,500,000	$0.38	$0.38	October 21, 2003	October 21, 2004
5,000,000	$0.38	$0.38	October 21, 2004	October 21, 2004

f) As at June 30, 2003, the Company's 65% owned subsidiary, Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of Canadian Hi-Tech, or after March 1, 1996 at the option of the preferred shareholder who has agreed not to request Canadian Hi-Tech to redeem its shares until all of the performance and escrow shares, referred to in Note 10(c), have been earned out of escrow.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

11. INCOME TAXES

The Company has non-capital losses for income tax purposes of $15,851,136 which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized as a future income tax benefit, as currently these amounts are less than likely to be realized. These losses expire as follows:

2003	$1,829,520
2004	2,586,675
2005	2,079,518
2006	2,361,252
2007	3,105,450
2008	1,573,186
2009	2,315,535

$15,851,136

12. RELATED PARTY TRANSACTIONS

a) During the period, a company controlled by an officer was paid management fees of $36,000 (2002 - $36,000). In addition, a company controlled by a member of the family of the same director was paid rent of $39,000 (2002 - $39,000).

b) During the period, the Company paid directors' and officers' fees of $42,083 (2002 - $31,645).

  Loan payable of $361,226 described in Note 7 is owing to a company controlled by a relative of a director.

  The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. During the period ended June 30, 2003, $40,268 (2002 - $Nil) was paid pursuant to the terms of the agreement.

e) IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International. As a result, shareholders of the Company will have an opportunity to acquire a direct interest in IHI-International which will hold the right to use the technology in all parts of the world other than Canada.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

13. CONTINGENCIES

a) Interim agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

b) A demand has been made by General Electric Capital Canada Inc. for payment by the Company of $1,139,668 in relation to the Company's purchase of a Flexible Panel Welding System. Following the demand, $400,000 was released to General Electric Capital Canada Inc. from the letter of credit originally provided by the Company. The Company disputes that its lease contract with General Electric Capital Canada Inc. is in default, and has commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North American Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system.

14. FINANCIAL INSTRUMENTS

a) Fair Value Disclosure

The carrying amounts of certain of the Company's financial instruments, including cash and short term deposits, notes receivable and accrued interest, prepaid expenses, accounts payable and accrued liabilities, and other amounts payable, approximate their fair value due to their short maturities.

The carrying value of long term debt approximates its carrying value since the amounts bear interest at floating market interest rates.

b) Foreign Currency Risk

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company manages this risk by monitoring these international cash flows.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Restated - see Note 16)

(Unaudited - see Notice to Reader)

15. ECONOMIC DEPENDENCE

Approximately 8% (2002 - 0%) of the non-refundable fees and deposits added to deferred revenue during the year were received from one potential joint venture partner.

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

The Company's December 31, 2002 consolidated financial statements have been restated to record, as deferred revenue, the non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners, which remain in good standing. The adjustment results in an increase in deferred revenue of $9,830,168), a decrease in minority interest of $2,702,535, and an increase in deficit of $7,127,633 at December 31, 2002.

17. SUBSEQUENT EVENT

Subsequent to June 30, 2003, the loan payable, in the amount of $361,226, described in Note 7 was repaid in full.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F
ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Hi-Tech Industries Inc.	March 31, 2003	2003/05/29
ISSUER'S ADDRESS
1096 West 10th Avenue
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6H 1H8	(604) 734-8300	(604) 733-5400
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Roger Rached	President	(604) 733-5400
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@ihiintl.com or info@ihi.ca	www.ihiintl.com or www.ihi.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Owen A. Anderson	Owen A. Anderson	2003/05/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Rene Rached	Rene Rached	2003/05/29

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

JUNE 30, 2003

Schedule A: Financial Information

See attached financial statements and schedule of deferred project development costs.

Schedule B: Supplementary Information

1. See attached financial statements.

2. a) Securities issued during the period:

1,002,628 common shares on conversion of 1,302,114 Series 3 Class B preferred shares

b) Stock options granted during the period:

None

3. a)

			Issued
Class	Par Value	Authorized	Number	Amount

Common	Without par value	Unlimited number	103,771,159	$54,998,214
Class A Preferred	Without par value	Unlimited number	-	$-
Class B Preferred	Without par value	Unlimited number	651,000	$588,400

    See Notes 9(d) and 9(e) to the attached financial statements.
    See Note 9(c) to the attached financial statements.
    List of Directors:

Evelyne Schmeler

Ferdinand Rauer

Thomas Po

Lawry Trevor-Deutsch

Dr. Rene Abi-Rached

Omar Take

Dr. Owen A. Anderson

Larry Coston

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

JUNE 30, 2003

List of Officers:

Roger A. Rached - President and Chief Executive Officer

Dr. Owen A. Anderson - Chief Financial Officer

Dr. Rene Abi-Rached - Chief Operating Officer

Omar Take - Chief Project Officer

Stephen D. Wortley - Secretary

Cary Green - Vice President of Business Development for Canada

INTERNATIONAL HI-TECH INDUSTRIES INC.

OTHER FINANCIAL INFORMATION

SIX MONTHS ENDED JUNE 30, 2003

1.	Deferred Project Development Costs

	Balance, December 31, 2002	$4,638,737

	Additions during the period
	Show home	4,235

	Balance, June 30, 2003	$4,642,972

2.	General Expense

	Sundry	$4,088
	Printing	3,741
	Courier	3,459
	Government fees	10,374
	Office supplies	50,182
	Equipment leasing	20,600
	Utilities	59,677

		$152,121

3.	Investor Relations and Product Representation Costs

	Susan Hahn & Associates (6 months at US$1,500)	$12,902

4.	Travel and Business Promotion

	Meals and entertainment	$46,599
	Travel	25,007
	Veda S.A. Consult reimbursable expenses and other costs related to the Luxembourg Show Home	82,883

		$154,489

SCHEDULE C

MANAGEMENT DISCUSSION

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a licence agreement which terminates on March 16, 2092. The international rights to the Technology are held by IHI International pursuant to a licence agreement which terminates on October 4, 2093.

During the second quarter of 2003, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia.

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. During the quarter, the Corporation earned revenue of $73,558. The Company has recorded deferred revenue, non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners in the amount of $11,671,082 as at June 30, 2003.

Management is committed to enhancing the financial return on the Corporation's $39.9 million of assets, primarily invested in its nearly completed permanent manufacturing facility located in Delta, British Columbia. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the permanent manufacturing facility (the "Facility") is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC, which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of 2003. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by FANUC. See "Legal Proceedings" below.

The Corporation is now ready for production to produce at full capacity rates.

The web site at www.ihi.ca is frequently updated with pictures detailing the construction process at the Facility.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On July 28, 2003, the Corporation announced that Patent No. 3435513 has been issued in Japan.

Operations

The Corporation had a net loss of $3,121,093 for the six months ended June 30, 2003, as compared to a net loss of $2,068,338 for the six months ended June 30, 2002.

As at the end of the second quarter of 2003, the Corporation had retained 28 interim licence agreements that call for the establishment of up to 30 Hi-Tech Factories.

Interest and foreign exchange expenses increased from $446,235 for the six months ended June 30, 2002 to $810,465 for the six months ended June 30, 2003, as a result of the fluctuation in exchange rate between United States and Canadian dollars. Consulting fees increased from $53,038 for the six months ended June 30, 2002 to $153,797 for the six months ended June 30, 2003, resulting from consulting services relating to project design work. Finder's, loan guarantee and commitment fees increased from $28,439 for the six months ended June 30, 2002 to $156,085 for the six months ended June 30, 2003, resulting from the payment of finder's fees relating to license agreements.

Capital Requirements, Resources and Liquidity

As at June 30, 2003 the Corporation had working capital of $5,330,831. Of the current assets which total $7,877,771, $164,768 is restricted cash which relates to the dividend fund for its Series 3 Preferred Shares. Of the current liabilities $361,226 is represented by a loan from a related party. Of the current assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

As at June 30, 2003, the Facility, including the land on which the Facility is located and the capital assets deployed at the Facility, had a book value of approximately $26.6 million.

The short to medium term outlook for the Corporation's liquidity is satisfactory. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Recent Developments

Special Dividend

On June 17, 2003, the Corporation announced that IHI International declared a special dividend of US$600,000 payable to its shareholders of record as at June 16, 2003. The Corporation used the dividend to settle a portion of an inter-company payable due to IHI International of approximately $3,835,754.

Joint Venture Factories

Australia Joint Venture

Further to the Corporation's news release dated August 9, 2002, the Corporation advises that IHI International and The Cascade Group Pty. Ltd. (the "Cascade Group") have agreed to allow the interim agreement dated January 16, 1999 with respect to the proposed joint venture in Australia to lapse on June 23, 2003. All initial irrevocable down payments under the agreement (US$100,000) have been forfeited to IHI International pursuant to the terms of the interim agreement.

The Cascade Group has agreed to continue to pursue a joint venture partnership in Australia and/or New Zealand over the next two years at its own costs and has been granted a right of first refusal to establish a joint venture factory in those territories. The terms and conditions of any new interim agreement will be based on those prevailing at the time such an agreement is reached.

Other Regions

On July 28, 2003, the Corporation announced that IHI International is negotiating with new potential joint venture partners to cover certain regions of Eastern Europe, North Africa and Brazil. The price of participation for the 49% joint venture partners who wish to enter into a joint venture partnership is US$1.5 million for the license fee and US$14.5 million for the joint venture contribution for the Facility incorporating the Technology. The size of the future joint venture factories will be approximately 100,000 square feet including offices.

The Corporation further announced that its existing joint venture partner Earthquake Resistance Structures Inc. of Delaware, a company owned by the President's mother, has advised the Corporation that it will accelerate the schedule agreed on for establishing joint venture factories in North East United States and in Japan (currently up to five years).

Additional Senior Officer Appointed

On July 28, 2003, the Corporation announced that IHI International has appointed Paulus Matthew Lam as Vice-President, Corporate Finance, Far East. Mr. Lam has over 25 years of experience in banking, corporate finance and business and investment consultancy work (including as Production Controller of the Operations Division of The Chase Manhattan Bank of N.A., and Manager of Asian Banking of a Canadian Chartered bank). Mr. Lam is currently an advisor to Info-Research Company Ltd. (China Investment and Corporate Finance), Hong Kong. Mr. Lam holds a Master of Business Administration degree, a diploma in Mutual Funds and is a Member of the British Institute of Management.

In response to its growing international business, IHI International will continue to expand its team of officers.

Investor Relations

Investor relations activities are conducted through Susan Hahn & Associates for a retainer of U.S.$1,500 per month.

Related Party Transactions

During the second quarter of fiscal 2003, the Corporation did not enter into any related party transactions.

Material Contracts

During the second quarter of fiscal 2003, the Corporation did not enter into any Material Contracts.

Legal Proceedings

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding.

The Corporation is aware of settlement discussions involving the parties to the Genesee Action. See second quarter report for fiscal 2002 for a description of the Genesee Action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: September 4, 2003

/s/ Roger A. Rached

Roger A. Rached, President & CEO